SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

167250109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 167250109	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 10,701,110 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 10,701,110 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,701,110 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 167250109	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 10,701,110 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 10,701,110 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,701,110 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 167250109	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 6,467,959 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 6,467,959 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,467,959 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 167250109	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 6,467,959 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 6,467,959 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,467,959 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 167250109	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 1,869,800 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 1,869,800 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,800 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 167250109	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON GEICO Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 4,598,159 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 4,598,159 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,598,159 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 167250109	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Dexter Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 1,568 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 1,568 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 167250109	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON BNSF Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 2,973,944 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 2,973,944 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,944 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 167250109	13G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Scott Fetzer Company Collective Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 88,559 shares of Common Stock
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 88,559 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,559 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 167250109	13G	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON Lubrizol Master Trust Pension
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 1,169,080
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 1,169,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON EP

Page 12 of 15 Pages

Item 1.

(a)	Name of Issuer

CHICAGO BRIDGE & IRON COMPANY N.V.

(b)	Address of Issuer’s Principal Executive Offices

2596 JJ The Hague, The Netherlands

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Warren E. Buffett 3555 Farnam Street Omaha, Nebraska 68131 United States Citizen	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Delaware corporation

National Indemnity Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska corporation	GEICO Corporation One GEICO Plaza Washington, DC 20076 Delaware Corporation

Government Employees Insurance Company One GEICO Plaza Washington, DC 20076 Maryland Corporation	GEICO Indemnity Company One GEICO Plaza Washington, D.C. 20076 Maryland corporation

BNSF Master Retirement Trust c/o BNSF Railway 2650 Lou Menk Drive Fort Worth, TX 76131 Texas	Scott Fetzer Company Collective Investment Trust c/o Scott Fetzer Companies 28800 Clemens Road Westlake, OH 44145 Ohio

Lubrizol Master Trust Pension c/o The Lubrizol Corporation 29400 Lakeland Blvd. Wickliffe, Ohio 44092 Ohio	Dexter Pension Plan c/o H.H. Brown Shoe Co. 124 West Putnam Avenue Greenwich, CT 06830 Connecticut

Page 13 of 15 Pages

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

167250109

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and GEICO Corporation are each a Parent Holding Company or Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

National Indemnity Company, Government Employees Insurance Company and GEICO Indemnity Company are each an Insurance Company as defined in section 3(a)(19) of the Act.

Dexter Pension Plan, BNSF Master Retirement Trust, Scott Fetzer Company Collective Investment Trust and Lubrizol Master Trust Pension are each an Employee Benefit Plan in accordance with § 240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

Page 14 of 15 Pages

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of February, 2015

/s/ Warren E. Buffett

Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett

Warren E. Buffett

Chairman of the Board

NATIONAL INDEMNITY COMPANY, GEICO CORPORATION, GOVERNMENT EMPLOYEES INSURANCE COMPANY, GEICO INDEMNITY COMPANY, DEXTER PENSION PLAN, BNSF MASTER RETIREMENT TRUST, SCOTT FETZER COMPANY COLLECTIVE INVESTMENT TRUST AND LUBRIZOL MASTER TRUST PENSION

By	/s/ Warren E. Buffett

Warren E. Buffett Attorney-in-Fact

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company

GEICO Indemnity Company

EMPLOYEE BENEFIT PLANS IN ACCORDANCE WITH § 240.13d-1-(b)(1)(ii)(F)

Dexter Pension Plan

BNSF Master Retirement Trust

Scott Fetzer Company Collective Investment Trust

Lubrizol Master Trust Pension

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Chicago Bridge & Iron Company N.V. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 17, 2015
/S/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 17, 2015
/S/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

National Indemnity Company

Dated: February 17, 2015
/S/ Marc D. Hamburg
By: Marc D. Hamburg
Title: Chairman of the Board

GEICO Corporation
Dated: February 17, 2015
/S/ Michael H. Campbell
By: Michael H. Campbell
Title: Vice President

Government Employees Insurance Company

Dated: February 17, 2015
/S/ Michael H. Campbell
By: Michael H. Campbell
Title: Senior Vice President

GEICO Indemnity Company

Dated: February 17, 2015
/S/ Michael H. Campbell
By: Michael H. Campbell
Title: Senior Vice President

Dexter Pension Plan

Dated: February 17, 2015

/S/ James Issler
By: James Issler Title: President, H.H. Brown Shoe Co.

BNSF Master Retirement Trust

Dated: February 17, 2015	/S/ Julie Piggott
By: Julie Piggott Vice President, Burlington Northern Santa Fe, LLC

Scott Fetzer Company Collective Investment Trust

Dated: February 17, 2015
/S/ Robert McBride
By: Robert McBride Title: President and Chief Executive Officer, Scott Fetzer Companies

Lubrizol Master Trust Pension

Dated: February 17, 2015

/S/ Brian Valentine
By: Brian Valentine Title: Vice President, The Lubrizol Corporation